Exhibit 99.1

Aurora Mobile Limited Announces First Quarter 2019

Unaudited Financial Results

SHENZHEN, CHINA – June 6, 2019 – Aurora Mobile Limited (“Aurora Mobile” or the “Company”) (NASDAQ:JG), a leading mobile big data solutions platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2019.

First Quarter 2019 Financial Highlights

•	Revenues were RMB230.5 million (US$34.3 million), an increase of 82% year-over-year.

•	Cost of revenues was RMB167.2 million (US$25 million), an increase of 82% year-over-year.

•	Gross profit was RMB63.3 million (US$9.4 million), an increase of 83% year-over-year.

•	Total operating expenses were RMB94.2 million (US$14 million), an increase of 70% year-over-year.

•	Net loss was RMB23.7 million (US$3.5 million), compared with net loss of RMB22.1 million for the same period of last year.

•	Adjusted EBITDA (non-GAAP) was negative RMB7.4 million (US$1.1 million), compared with negative RMB15.9 million for the same period of last year.

First Quarter 2019 Operational Highlights

•

Number of mobile apps utilizing at least one of the Company’s developer services, or the cumulative app installations, increased to approximately 1,165,000 as of March 31, 2019 from approximately 785,000 as of March 31, 2018.

•	Number of monthly active unique mobile devices increased to 1.07 billion in March 2019 from 925 million in March 2018.

•	Cumulative SDK installations increased to 22.7 billion as of March 31, 2019 from 13.1 billion as of March 31, 2018.

•	Number of paying customers increased to 1,951 in the first quarter of 2019 from 1,348 in the first quarter of 2018.

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Mr. Weidong Luo, Chairman and Chief Executive Officer of Aurora Mobile, commented, “The number of mobile applications that use our services during the first quarter of 2019 grew from 785,000 during the same period last year to approximately 1,076,000 as of December 31, 2018 and 1,165,000 as of March 31, 2019. We continue to see a steady stream of new apps using our developer services SDK with approximately 30,000 new apps signing up monthly during the quarter. JVerification, our new product which launched at the end of last year, has generated strong interest from the developer community with a few dozen customers currently going through a trial testing period.”

“The number of monthly active unique devices we covered increased from 925 million in March 2018 and 1.04 billion in December 2018 to 1.07 billion in March 2019. Cumulative SDK installations increased to 22.7 billion from 13.1 billion during the same period last year and 19.8 billion last quarter. The number of paying customers increased from 1,348 during the first quarter of 2018 to 1,951 in the first quarter of 2019.”

“This healthy and steady growth of our operational data as well as a higher number of paying customers and average spending per paying customer drove revenue growth during the quarter. Revenues came in at RMB230.5 million, an increase of 2% sequentially from RMB225.9 million and 82% from RMB126.4 million during the same period last year.”

Mr. Fei Chen, President of Aurora Mobile, added: “Developer services continued to generate solid results with revenues increasing by 47% year-over-year to RMB18.3 million, primarily driven by growth in the number of paying customers which expanded to 1,275.”

“Within data solutions, targeted marketing revenue grew 90% year-over-year to RMB187.5 million. Growth continues to be fueled by an increase in both the number of customers and the average spend per paying customer. Despite the impact of a softening economy, our purely performance-based targeted marketing business continued to see its customer base and customers’ wallet share increase. This business has now generated 9 consecutive quarters of growth since its launch more than two years ago. Our ability to consistently deliver our customers a higher ROI is attracting an increasing amount of their advertising dollars. Targeted marketing ARPU increased by approximately 28% which we believe demonstrates how customer are increasingly shifting a larger proportion of their advertising budgets towards us. Other vertical data solutions revenues increased by 64% year-over-year to RMB24.8 million, due primarily to a 50% increase in the number of paying customers.”

Mr. Shan-Nen Bong, Chief Financial Officer of Aurora Mobile, added, “We continued to generate strong growth across the board. Operating expenses grew by only 70% year-over-year, well below the pace of revenue growth, as our business continues to grow to scale. We maintain a healthy level of working capital at RMB583 million as of March 31, 2019 to drive growth momentum.”

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First Quarter 2019 Financial Results

Revenues were RMB230.5 million (US$34.3 million), an increase of 82% from RMB126.4 million in the same quarter of last year, mainly due to an increase in the number of customers by 45% from 1,348 in the first quarter of 2018 to 1,951 in the first quarter of 2019, and an increase in average spending per customer by 26% from RMB93,800 in the first quarter of 2018 to RMB118,200 in the first quarter of 2019.

Cost of revenues was RMB167.2 million (US$24.9 million), an increase of 82% from RMB91.8 million in the first quarter of 2018. The increase was mainly due to a RMB72.1 million increase in the cost of media inventory, and a RMB2.3 million increase in bandwidth costs.

Gross profit was RMB63.3 million (US$ 9.4 million), an increase of 83% from RMB34.6 million in the first quarter of 2018, due primarily to the significant growth in revenue during the quarter.

Total operating expenses were RMB94.2 million (US$14.0 million), an increase of 70% from RMB55.4 million in the same quarter of last year.

•

Research and development expenses were RMB42.7 million (US$6.4 million), an increase of 75% from RMB24.4 million in the same quarter of last year, mainly due to increases in staff cost by RMB10.6 million, bandwidth and cloud costs by RMB2.9 million, and depreciation of servers by RMB2.3 million.

•

Sales and marketing expenses were RMB27.0 million (US$4 million), an increase of 55% from RMB17.4 million in the same quarter of last year, mainly due to an increase in the staff cost by RMB5.4 million and marketing expense of RMB1.7 million.

•

General and administrative expenses were RMB24.5 million (US$3.6 million), an increase of 80% from RMB13.6 million in the same quarter of last year, mainly due to increases in staff cost by RMB4.8 million, bad debts provision of RMB3.1 million and professional fees by RMB1.5 million.

Loss from operations was RMB30.1 million (US$4.6 million), compared with RMB20.8 million in the same quarter of last year.

Net Loss was RMB23.7 million (US$3.5 million), compared with RMB22.1 million in the same quarter of last year.

Adjusted net loss (non-GAAP) was negative RMB16.7 million (US$2.5 million), compared with negative RMB19.3 million for the same period of last year.

Adjusted EBITDA (non-GAAP) was negative RMB7.4 million (US$1.1 million) compared with negative RMB15.9 million for the same period of last year.

As of March 31, 2019, the Company had cash and cash equivalents, restricted cash and short-term investment of RMB465 million (US$69.3 million), compared with RMB576.7 million as of December 31, 2018.

Business Outlook

For the second quarter of 2019, the Company expects total revenues to be between RMB285 million and RMB295 million, representing year-over-year growth of approximately 73% to 79%.

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The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Update on Share Repurchase

As of March 31, 2019, cumulative number of 306,794 ADS has been repurchased, of which 237,339 ADS amounted to US$1,647 thousand have been repurchased during first quarter in 2019 at the average purchase price of US$6.94.

Conference Call

The Company will host an earnings conference call on Thursday, June 6, 2019 at 7:00 a.m. U.S. Eastern Time (7:00 p.m. Hong Kong time on the same day).

Dial-in details for the live conference call are as follows:

International:	+65 6713-5090
U.S.:	+1 845-675-0437
Hong Kong:	+852 3018-6771
China:	400-620-8038
Passcode:	9728075

A telephone replay of the call will be available after the conclusion of the conference call through 9:00 p.m. U.S. Eastern Time, June 13, 2019.

The dial-in details for the replay are as follows:

International:	+61 2 8199 0299
U.S. Toll Free:	1-855-452-5696
Passcode:	9728075

A live and archived webcast of the conference call will be available on the Investor Relations section of Aurora Mobile’s website at http://ir.jiguang.cn/.

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Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses two non-GAAP measures, adjusted net loss and adjusted EBITDA, as a supplemental measure to review and assess its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net loss excluding share-based compensation and change in fair value of derivative liability. The Company defines adjusted EBITDA as net loss excluding interest expense, depreciation of property and equipment, amortization of intangible assets, income tax (expense) benefit, share-based compensation and change in fair value of derivate liability.

The Company believes that adjusted net loss and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss.

The Company believes that adjusted net loss and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net loss and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of the non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Aurora Mobile’s strategic and operational plans, contain forward-looking statements. Aurora Mobile may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Aurora Mobile’s strategies; Aurora Mobile’s future business development, financial condition and results of operations; Aurora Mobile’s ability to attract and retain customers; its ability to develop and effectively market data solutions, and penetrate the existing market for developer services; its ability maintain or enhance its brand; the competition with current or future competitors; its ability to continue to gain access to mobile data in the future; the laws and regulations relating to data privacy and protection; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

About Aurora Mobile Limited

Founded in 2011, Aurora Mobile is a leading mobile big data solutions platform in China, and a pioneer in providing mobile developer services such as push notification, instant messaging, analytics, sharing and short message service (SMS). Aurora Mobile has accumulated data from approximately 1.17 million mobile applications that have utilized the Company’s developer services and nearly 22.7 billion installations of the Company’s software development kits (SDKs), with monthly active unique device base of nearly 1.07 billion, as of March 2019. Based on Aurora Mobile’s vast data coverage and insights garnered, the Company has expanded its offerings into big data solutions, including targeted marketing, financial risk management, market intelligence and location-based intelligence. By utilizing artificial intelligence and machine learning, Aurora Mobile strives to help improve productivity for businesses and society through harnessing the power of mobile big data to derive actionable insights and knowledge.

For more information, please visit http://ir.jiguang.cn/

For investor and media inquiries, please contact:

Aurora Mobile Limited

ir@jiguang.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Footnote:

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.7112 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 29, 2019.

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AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31, 2018	December 31, 2018	March 31, 2019
	RMB	RMB	RMB	US$
Revenues	126,392	225,853	230,519	34,348
Cost of revenues	(91,802)	(163,554)	(167,232)	(24,918)

Gross profit	34,590	62,299	63,287	9,430

Operating expenses
Research and development	(24,413)	(41,134)	(42,658)	(6,356)
Sales and marketing	(17,431)	(20,637)	(27,013)	(4,025)
General and administrative	(13,587)	(25,067)	(24,491)	(3,649)

Total operating expenses	(55,431)	(86,838)	(94,162)	(14,030)

Loss from operations	(20,841)	(24,539)	(30,875)	(4,600)

Foreign exchange (loss) gain, net	(1,419)	338	(43)	(6)
Interest income	59	2,553	2,086	311
Interest expense	(60)	(2,598)	(2,622)	(391)
Other income	118	641	6,726	1,002
Change in fair value of derivative asset	—	—	985	147

Loss before income taxes	(22,143)	(23,605)	(23,743)	(3,537)

Income tax (expenses)/benefit	5	(35)	—	—

Net loss	(22,138)	(23,640)	(23,743)	(3,537)

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Three months ended
	March 31, 2018	December 31, 2018	March 31, 2019
	RMB	RMB	RMB	US$
Net loss attributable to Aurora Mobile Limited’s shareholders	(22,138)	(23,640)	(23,743)	(3,537)
Accretion of contingently redeemable convertible preferred shares	(10,877)	—	—	—

Net loss attributable to common shareholders	(33,015)	(23,640)	(23,743)	(3,537)

Net loss per share:
Basic	(0.77)	(0.31)	(0.31)	(0.05)
Diluted	(0.77)	(0.31)	(0.31)	(0.05)

Shares used in net loss per share computation:
Basic	42,666,670	76,586,251	76,503,810	76,503,810
Diluted	42,666,670	76,586,251	76,503,810	76,503,810

Other comprehensive loss
Foreign currency translation adjustments	(3,625)	9,212	(8,128)	(1,211)

Total other comprehensive loss, net of tax	(3,625)	9,212	(8,128)	(1,211)

Comprehensive loss	(25,763)	(14,428)	(31,871)	(4,748)

Comprehensive loss attributable to Aurora Mobile Limited	(25,763)	(14,428)	(31,871)	(4,748)

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2018	March 31, 2019
	RMB	RMB	US$
ASSETS

Current assets:
Cash and cash equivalents	576,562	284,933	42,456
Restricted cash	115	115	17
Derivative assets	—	985	147
Short-term investment	—	180,000	26,821
Accounts receivable	141,911	207,809	30,965
Prepayments and other current assets	80,578	112,423	16,752
Amounts due from related parties	4,564	2,884	430

Total current assets	803,730	789,149	117,588

Non-current assets:
Other non-current assets	14,237	13,695	2,041
Long-term investments	79,696	84,188	12,544
Property and equipment, net	92,874	112,708	16,794
Intangible assets, net	1,531	9,177	1,367

Total non-current assets	188,338	219,768	32,746

Total assets	992,068	1,008,917	150,334

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current liabilities:
Accounts payable	18,811	37,389	5,571
Deferred revenue and customer deposits	59,483	64,905	9,672
Accrued liabilities and other current liabilities	76,666	99,180	14,778
Amounts due to related parties	8,864	4,840	721

Total current liabilities	163,824	206,314	30,742

Non-current liabilities:
Other non-current liabilities	140	140	21
Deferred revenue	10,265	9,520	1,419
Convertible notes	216,179	214,535	31,967

Total non-current liabilities	226,584	224,195	33,407

Total liabilities	390,408	430,509	64,149

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	As of
	December 31, 2018	March 31, 2019
	RMB	RMB	US$
Shareholders’ (deficit) equity

Common shares	48	48	7
Treasury shares	(3,165)	(11,502)	(1,714)
Additional paid-in capital	944,500	953,599	142,091
Accumulated deficit	(348,123)	(371,865)	(55,410)
Accumulated other comprehensive loss	8,400	8,128	1,211

Total shareholders’ (deficit) equity	601,660	578,408	86,185

Total liabilities, mezzanine equity and shareholders’ deficit	992,068	1,008,917	150,334

AURORA MOBILE LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31, 2018	December 31, 2018	March 31, 2019
	RMB	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net Loss:
Net loss	(22,138)	(23,640)	(23,743)	(3,537)
Add:
Share-based compensation	2,837	11,174	10,036	1,495
Fair value loss/(gain) of long-term investment	—	—	(2,976)	(443)

Adjusted net loss	(19,301)	(12,466)	(16,683)	(2,485)

Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	(22,138)	(23,640)	(23,743)	(3,537)
Add:
Interest expense	60	2,598	2,622	391
Depreciation of property and equipment	3,310	6,160	6,296	938
Amortization of intangible assets	27	183	352	52
Income tax benefit	(5)	35	—	—

EBITDA	(18,746)	(14,664)	(14,473)	(2,156)
Add:
Share-based compensation	2,837	11,174	10,036	1,495
Fair value loss/(gain) of long-term investment	—	—	(2,976)	(443)

Adjusted EBITDA	(15,909)	(3,490)	(7,413)	(1,104)